Exhibit 3.6

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Condensed Consolidated Financial Statements (Unaudited) and related notes included in Item 1 of this Quarterly Report.

This management's discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc.. (For the purposes of this MD&A, the terms “Company”, “Curaleaf", “we”, “our” or “us” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.) is as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025. It is supplemental to, and should be read in conjunction with, the Company’s Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025 and the accompanying notes for each respective period. The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in thousands of United States dollars (“$” or “US$”), unless otherwise indicated.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in Part I — Item 1A — Risk Factors in our Annual Report.

We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made. We disclaim any obligation, except as specifically required by law and the rules of the U.S. Securities and Exchange Commission (the “SEC”), to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Condensed Consolidated Financial Statements (Unaudited) and related notes included in Item 1 of this Quarterly Report.

Overview

The Company is a leading global cannabis company dedicated to developing, manufacturing, and distributing a portfolio of highly sought after cannabis brands for consumers and patients worldwide. As of June 30, 2026, our cannabis portfolio included ten national and international brands across four primary categories, consisting of flower, pre-rolls, vaporizer cartridges, and edibles.

Our broad multichannel distribution footprint enables us to serve consumers and patients across the United States, Canada, Europe and Australasia. As of June 30, 2026, through our U.S. operations, we make, market, and distribute our brands to consumers and patients in 14 states, through 173 owned and managed retail locations and over 1,300 wholesale partner accounts. Internationally, our brand portfolio is available to medical cannabis patients in 15 countries, headlined by our positions in Germany, the United Kingdom, Poland, and Australasia. Subsequent to June 30, 2026, we expanded our U.S. retail footprint to 175 owned and managed locations as of August 5, 2026.

Our brands are supported by a vertically integrated platform that allows us to manage the end-to-end supply chain and distribution network in our core markets. Our owned cultivation and manufacturing infrastructure, consisting of 18 cultivation sites with approximately 1.5 million square feet of cultivation capacity, ensures the quality, consistency and reliable supply of our branded products. In the U.S., we own and operate a fleet of Curaleaf-branded retail stores that sell our cannabis brands as well as third-party products. In our international markets, we distribute through clinics, pharmacies, and telemedicine platforms. We also complement our distribution model with wholesale partnerships and "asset-light" brand-licensing deals, allowing our brands to reach a wider set of consumers and patients, optimizing market exposure, and strategically managing capital allocation.

We are incorporated under the laws of the Province of British Columbia, Canada, pursuant to the British Columbia Business Corporations Act. Our SVS are listed on the TSX under the symbol "CURA" and quoted on the OTCQX® Best Market (the "OTCQX") under the symbol "CURLF." The principal business address of the Company is located at 250 Harbor Drive, Third Floor, Stamford, Connecticut 06902.

Products and Brands

We offer a wide range of cannabis products including flower, pre-rolls, vaporizer cartridges, edibles, concentrates, topicals, tinctures, and beverages. Domestically, these products are marketed under our national brands, including Select, Grassroots, Find, Dark Heart, Reef, Anthem, Curaleaf, and JAMS. Our prominent international brands include Curaleaf, Four20 Pharma, and Huala. Our product portfolio architecture is designed to appeal to consumers and patients of all income demographics by offering a good, better, best assortment with corresponding price points. Our total brand portfolio has consistently earned a leading market share position in the U.S. according to Hoodie Analytics.

Competitive Landscape

The cannabis industry is highly competitive, and we compete with a diverse range of legal and illicit operators on factors such as quality, price, brand recognition and distribution strength. In the U.S., our competitors range from small, family-owned businesses and single-state operators to multi-state operators ("MSOs"). We also face competition from manufacturers of naturally occurring and synthetic cannabinoids and from participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors. Internationally, we primarily face competition from other licensed cultivators and wholesale distributors of medical cannabis.

We also face persistent competition from the illicit market, which operates without the significant regulatory, compliance and tax burdens we bear, allowing illicit operators to offer lower prices and attract a meaningful portion of the cannabis consumer base. As the industry matures, we anticipate escalating competition from companies with longer operating histories and/or greater financial resources.

Strategy

Our vision is to be the world's leading cannabis company, driven by a mission to democratize cannabis to improve and celebrate life, every day, everywhere. Our primary strategic priority is to grow our brands' share of the global cannabis market, supported by operational excellence across our vertically integrated platform. Our commitment to deliver profitable and sustainable growth is grounded in market leadership in the U.S. and continuous expansion internationally.

•	Domestic Market Leadership: Growing U.S. market share for our brands is at the core of our strategic pillars. Those pillars include customer centricity, brand building and innovation, and executional and operational excellence. The Company’s focus on customer centricity means we are committed to making quality products, delivering exceptional service, offering an attractive portfolio assortment, and supplying customers with value – wherever those customers are buying our brands. We will continue to build our brand portfolio through new product innovation and developing brand worlds that serve consumers and patients. Our research and development efforts have resulted in 77 peer-reviewed research papers and partnerships with institutions including University of Pennsylvania, Imperial College London, the Institute of Cancer Research London and the University of Insubria. Given the current regulatory framework, our owned and managed retail stores are valuable assets in our vertical platform and allow us to actively support our brands and speak directly to consumers and patients at the point of purchase. Our U.S. retail and wholesale distribution footprint prioritizes highly populated states with large, well-structured state-licensed cannabis programs, such as Florida, Illinois, New Jersey and Pennsylvania. We will continue to target growth opportunities as existing state programs stabilize or as new state programs launch.

•	International Expansion: Although we consider the U.S. to be the marquee market for our business and the global cannabis industry, the population in Europe is roughly twice that of the U.S., with a population of approximately 742 million people, offering a large potential addressable market of medical cannabis patients. We believe we are currently the largest cannabis operator globally and that we are all positioned to capitalize on the growing international opportunity as countries launch new medical cannabis programs. We continue to invest in supply chain capacity and distribution partnerships to broaden our market presence across the globe, including accelerating patient adoption in Germany, the U.K., and Poland, and expanding into Turkey, where we received an operating license in 2025.

Production and Distribution

Across our global operations, we manage the entire cannabis product lifecycle from seed to sale. This vertically integrated business model provides us with significant control over our supply chain, ensuring high standards for product safety, quality and consistency, and control over our distribution network, allowing our brands to reach a wider audience of consumers and patients.

Cultivation and Genetics

We have developed a diverse global portfolio of unique cannabis cultivars, systematically tested and characterized for yield and cannabinoid content. We cultivate cannabis using a variety of methods — including indoor, two-tier indoor and greenhouse environments — across our global footprint. We regularly evaluate our cultivar portfolio to identify the most attractive varieties, replace underperforming varieties and promote operational standardization.

Extraction, Formulation and Quality Control

Our facilities utilize traditional extraction processes as well as proprietary processes for cannabis extraction and terpene purification. Our processing facilities produce a wide spectrum of solid, liquid and inhaled products for both medical and adult-use markets. For our international operations, our manufacturing and processing facilities in Canada, Germany, Portugal, Spain and the U.K. adhere to stringent European Union Good Manufacturing Practice (“EU-GMP”) standards.

Domestic Sales and Distribution

We offer multichannel distribution to consumers and patients both in-store and online. Our primary method of cannabis sales in the U.S. is direct-to-consumer retail through our owned and managed state-licensed dispensaries. Our dispensaries also offer online ordering via our e-commerce website and our web app for in-store pickup, and we provide drive-thru service in Nevada, Utah and Florida, and home delivery, where permitted by state regulations. Our U.S. wholesale business generates revenue through sales to third-party dispensaries, distributors, and processors.

International Sales and Distribution

In Europe, our sales occur primarily through licensed wholesale distribution to pharmacies across Germany, Poland, Switzerland and the U.K. Our U.K. model also includes a medical cannabis clinic and a licensed online pharmacy, enabling direct-to-patient sales. We also supply cannabis to our Australasian partners on a wholesale basis. During 2025, we received the only foreign issued license to operate in Turkey upon commencement of its medical cannabis market, expected in 2027.

Results of Operations

Comparison of the three months ended June 30, 2026 and June 30, 2025

 (in thousands, except shares and per share amounts)

	Three Months Ended June 30,		2026 vs. 2025
	2026	2025	$		%
Revenues, net:
Retail revenues	$240,731	$229,313	$11,418		5%
Wholesale revenues	95,993	79,177	16,816		21%
Management fee income	3,375	2,096	1,279		61%
Total revenues, net	340,099	310,586	29,513		10%
Cost of goods sold	170,185	157,502	12,683		8%
Gross profit	169,914	153,084	16,830		11%
Gross profit margin	50%	49%	1	pp
Total operating expenses	165,692	146,838	18,854		13%
Income from continuing operations	4,222	6,246	(2,024)		(32)%
Total other expense, net	(30,530)	(22,516)	(8,014)		36%
Loss before income taxes	(26,308)	(16,270)	(10,038)		62%
Benefit (provision) for income taxes	38,784	(31,841)	70,625		(222)%
Net income (loss) from continuing operations	12,476	(48,111)	60,587		(126)%
Net income (loss) from discontinued operations	31	(5,495)	5,526		(101)%
Net income (loss)	12,507	(53,606)	66,113		(123)%
Less: Net (loss) income attributable to non-controlling interest	—	(445)	445		(100)%
Net loss attributable to Curaleaf	$12,507	$(53,161)	$65,668		(124)%
Net income (loss) per share (basic)(1)	$0.05	$(0.26)	$0.31		(119)%
Weighted avg. shares outstanding (basic)	263,067,698	252,423,544
Net income (loss) per share (dilutive)(1)	$0.05	$(0.26)	$0.31		(119)%
Weighted avg. shares outstanding (dilutive)(2)	270,702,440	252,423,544

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders’ equity. Pursuant to ASC 480-10, the excess redemption value must be included in the calculation of earnings per share – basic and diluted. The redeemable non-controlling interest was settled during the second quarter of 2026. See Note 2 — Basis of presentation and consolidation,  Note 18 — Temporary equity and redeemable non-controlling interests and Note 24 - Earnings per share  for additional information.

(2) As a result of the Company’s net loss for the three months ended June 30, 2025, all potentially dilutive securities were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, basic and diluted net loss per share are the same for each period presented.

Revenues, Net

Total revenues, net for the three months ended June 30, 2026 were $340.1 million, an increase of $29.5 million, or 10%, compared to $310.6 million for the three months ended June 30, 2025. Retail revenue increased $11.4 million to $240.7 million. The increase in retail revenue was primarily driven by the expansion of our retail footprint through new store openings, predominately in Florida and Ohio, as well as growth in active patients within the International segment. These increases were partially offset by price compression and heightened competition in certain markets.

Wholesale revenues increased 21% to $96.0 million.The increase in wholesale revenue was primarily drive by new and expanded relationships with wholesale partners, resulting in greater product distributions across an increased number of licensed retail dispensaries. In addition, the International segment benefited from the launch of the Curaleaf Que Medical Inhalation Device ("QMID"), the first Conformité Européenne ("CE") certified liquid inhaler for cannabis-based medicines, that further supported revenue growth during the period.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended June 30, 2026 was $170.2 million, or 50% of total revenues, net, compared to $157.5 million, or 51% of Total revenues, net, for the three months ended June 30, 2025, an increase of $12.7 million, or 8%. The increase in Cost of goods sold was primarily driven by the increase in wholesale revenues, which are typically lower margin than retail revenues, as a percent of total revenues.

Gross profit was $169.9 million, or 50% of Total revenues, net for the three months ended June 30, 2026, compared to $153.1 million, or 49%, for the three months ended June 30, 2025. Gross margin percentages may vary from period to period due to changes in product mix, including the relative level of wholesale versus retail sales.

Total Operating Expenses

Total operating expenses increased $18.9 million, or 13%, to $165.7 million, primarily driven by an increase in salaries and benefits and share-based compensation of $13 million related to increased headcount and an increase in the Company's accrued bonus and PSU achievement adjustments for meeting certain performance metrics, as well as higher lobbying and public relations costs associated with national adult-use initiatives of $3.5 million, increases in branding and marketing costs due to product launches and brand programs $2.4 million.

Total Other Expense, Net

Total other expense, net increased $8.0 million, or 36%, to $30.5 million. The primary drivers were a $6.1 million increase in international expenses due to the change in foreign exchange rates between the U.S. dollar and British pound, a $2.0 million increase in interest expense primarily related to notes payable and deferred consideration. These increases were partially offset by lower litigation settlements in the current year.

Benefit (Provision) for Income Taxes

We recorded a benefit for income taxes of $38.8 million for the three months ended June 30, 2026, a change of $70.6 million, or 222%, compared to the provision for income taxes of $31.8 million for the three months ended June 30, 2025. The decrease in income tax expense was driven primarily by a decrease in valuation allowances, which generated approximately $65.1 million of combined federal and state deferred tax benefits.

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the three months ended June 30, 2026 was $12.5 million compared to a net loss from continuing operations of $48.1 million for the three months ended June 30, 2025, an increase of 126%. The drivers of the change in net income (loss) from continuing operations are correlated with the aggregate net impact of the aforementioned factors discussed in the “Results of Operations” section of this MD&A.

Net Income from Discontinued Operations

Net income from discontinued operations was $0.03 million and net loss from discontinued operations was $5.5 million for the three months ended June 30, 2026 and 2025, respectively, an increase of $5.5 million primarily due to the continued wind-down of the discontinued operations and the resulting reduction in operating losses.

Comparison of the six months ended June 30, 2026 and June 30, 2025

The following table sets forth the Company’s selected consolidated financial results for the periods, and as of the dates, indicated. The (i) consolidated statements of operations for the six months ended June 30, 2026 and 2025 and (ii) consolidated balance sheet as of June 30, 2026 and December 31, 2025 have been derived from, and should be read in conjunction with the consolidated financial statements and accompanying notes presented in Item 1 of this Quarterly Report on Form 10-Q.

 (in thousands, except shares and per share amount)

	Six Months Ended June 30,		2026 vs. 2025
	2026	2025	$		%
Revenues, net:
Retail revenues	$471,839	$460,016	$11,823		3%
Wholesale revenues	185,795	153,457	32,338		21%
Management fee income	6,696	3,738	2,958		79%
Total revenues, net	664,330	617,211	47,119		8%
Cost of goods sold	337,126	308,560	28,566		9%
Gross profit	327,204	308,651	18,553		6%
Gross profit margin	49%	50%	-1	pp
Total operating expenses	322,229	293,039	29,190		10%
Income from continuing operations	4,975	15,612	(10,637)		(68)%
Total other expense, net	(59,912)	(48,281)	(11,631)		24%
Loss before income taxes	(54,937)	(32,669)	(22,268)		68%
Benefit (provision) for income taxes	137,489	(65,493)	202,982		(310)%
Net income (loss) from continuing operations	82,552	(98,162)	180,714		(184)%
Net loss from discontinued operations	(262)	(15,688)	15,426		(98)%
Net income (loss)	82,290	(113,850)	196,140		(172)%
Less: Net (loss) income attributable to non-controlling interest	(16)	372	(388)		(104)%
Net loss attributable to Curaleaf	$82,306	$(114,222)	$196,528		(172)%
Net income (loss) per share (basic)(1)	$0.32	$(0.55)	$0.87		(158)%
Weighted avg. shares outstanding (basic)	260,782,402	251,912,438
Net income (loss) per share (dilutive)(1)	$0.31	$(0.55)	$0.86		(156)%
Weighted avg. shares outstanding (dilutive)(2)	268,804,422	251,912,438

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders’ equity. Pursuant to ASC 480-10, the excess redemption value must be included in the calculation of earnings per share – basic and diluted. The redeemable non-controlling interest was settled during the second quarter of 2026. The excess redemption value included in the EPS calculation for the six months ended June 30, 2026 relates to accretion recognized through the settlement date. See Note 2 — Basis of presentation and consolidation, Note 18 — Temporary equity and redeemable non-controlling interests and Note 24 - Earnings per share for additional information.

(2) As a result of the Company’s net loss for the six months ended June 30, 2025, all potentially dilutive securities were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, basic and diluted net loss per share are the same for each period presented.

Revenues, Net

Total revenues, net for the six months ended June 30, 2026 were $664.3 million, an increase of $47.1 million, or 8%, compared to $617.2 million for the six months ended June 30, 2025. Retail revenues increased 3% or $11.8 million. The increase in retail revenue was primarily driven by the expansion of our retail footprint through new store openings, predominately in Florida and Ohio. Retail revenue in the international segment also benefited from continued adoption of the QMID vape, as well as growth in active patients. These increases were partially offset by price compression and heightened competition in certain markets.

Wholesale revenues increased 21% to $185.8 million. The increase in wholesale revenue was primarily drive by new and expanded relationships with wholesale partners, resulting in greater product distributions across an increased number of licensed retail dispensaries as well as improved flower quality in the U.S. market. In addition, the International segment benefited from the launch of the QMID vape, as well as strong demand for value-oriented flower offering in Germany and the U.K.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the six months ended June 30, 2026 was $337.1 million, or 51% of Total revenues, net, compared to $308.6 million, or 50% of Total revenues, net, for the six months ended June 30, 2025, an increase of $28.6 million, or 9%. The increase in Cost of goods sold was primarily driven by the increase in wholesale revenues, which are typically lower margin than retail revenues, as a percent of total revenues.

Gross profit was $327.2 million, or 49% of Total revenues, net, compared to $308.7 million, or 50%, for the six months ended June 30, 2025. The 100 basis points margin decrease reflects the increase in Cost of goods sold, described above. Gross profit percentages may vary from period to period due to changes in product mix, including the relative level of wholesale versus retail sales.

Total Operating Expenses

Total operating expenses increased $29.2 million, or 10%, to $322.2 million. The primary drivers were an increase in salaries and benefits and share-based compensation of $22.4 million related to increased headcount and an increase in the Company's accrued bonus and PSU achievement adjustments for meeting certain performance metrics, as well as higher lobbying and public relations costs associated with national adult-use initiatives $3.1 million, increases in branding and marketing costs due to product launches and brand programs $3.0 million.

Total Other Expense, Net

Total other expense, net increased $11.6 million, or 24%, to $59.9 million. The primary drivers were a $9.2 million increase in international expenses due to a change in foreign exchange rates between the U.S. dollar and British pound, a $2.3 million increase in interest expense primarily related to notes payable and deferred consideration.

Benefit (Provision) for Income Taxes

We recorded a benefit for income taxes of $137.5 million for the six months ended June 30, 2026, a change of $203.0 million, or 310%, compared to the provision for income taxes of $65.5 million for the six months ended June 30, 2025. The decrease in income tax expense was driven primarily by the decrease of uncertain tax positions interest and liability accruals of approximately $121.2 million, a decrease in valuation allowances, which generated approximately $65.1 million of combined federal and state deferred tax benefit, and a decrease non deductible expenses due to Section 280E of approximately $17.0 million.

Net Income (Loss) from Continuing Operations

Net income from continuing operations for the six months ended June 30, 2026 was $82.6 million compared to a net loss from continuing operations of $98.2 million for the six months ended June 30, 2025, an increase of 184%. The drivers of the change in net income (loss) from continuing operations are correlated with the aggregate net impact of the aforementioned factors discussed in the “Results of Operations” section of this MD&A.

Net Loss from Discontinued Operations

Net loss from discontinued operations was $0.3 million and compared to a net loss from discontinued operations of $15.7 million for the six months ended June 30, 2026 and 2025, respectively, a decrease of $15.4 million.

Segment Results

We have two reportable operating segments: (i) Domestic operations and (ii) International operations.

Comparison of the three months ended June 30, 2026 and June 30, 2025

The following tables present revenues, net by segment for the three months ended June 30, 2026 and 2025:

Domestic Operations

	Three Months Ended June 30,		2026 vs. 2025
	2026	2025	$	%
Retail revenues	$224,378	$216,384	$7,994	4%
Wholesale revenues	64,046	53,207	10,839	20%
Management fee income	271	86	185	215%
Total revenues, net — Domestic	$288,695	$269,677	$19,018	7%

International Operations

	Three Months Ended June 30,		2026 vs. 2025
	2026	2025	$	%
Retail revenues	$16,353	$12,929	$3,424	26%
Wholesale revenues	31,947	25,970	5,977	23%
Management fee income	3,104	2,010	1,094	54%
Total revenues, net — International	$51,404	$40,909	$10,495	26%

Domestic revenues increased $19.0 million, or 7%, to $288.7 million. Domestic retail revenues increased $8.0 million to $224.4 million, driven primarily by new store openings, partially offset by price compression due to increased competition. Domestic wholesale revenues increased $10.8 million to $64.0 million, due primarily to increased wholesale partner locations and better flower quality.

International revenues increased $10.5 million, or 26%, to $51.4 million. International retail revenues increased $3.4 million to $16.4 million, primarily driven by an increase in active patients. International wholesale revenues grew 23% to $31.9 million, driven by sales of flower and vapes in Germany and the U.K.

Comparison of the six months ended June 30, 2026 and June 30, 2025

The following tables present revenues, net by segment for the six months ended June 30, 2026 and 2025:

Domestic Operations

	Six Months Ended June 30,		2026 vs. 2025
	2026	2025	$	%
Retail revenues	$439,601	$436,028	$3,573	1%
Wholesale revenues	125,562	105,030	20,532	20%
Management fee income	519	322	197	61%
Total revenues, net — Domestic	$565,682	$541,380	$24,302	4%

International Operations

	Six Months Ended June 30,		2026 vs. 2025
	2026	2025	$	%
Retail revenues	$32,238	$23,988	$8,250	34%
Wholesale revenues	60,233	48,427	11,806	24%
Management fee income	6,177	3,416	2,761	81%
Total revenues, net — International	$98,648	$75,831	$22,817	30%

Domestic revenues increased $24.3 million, or 4%, to $565.7 million. Domestic retail revenues increased $3.6 million to $439.6 million, primarily driven by new store openings and partially offset by increased price compression due to increased competition. Domestic wholesale revenues increased $20.5 million to $125.6 million, due to increased wholesale partner locations and better flower quality.

International revenues increased $22.8 million, or 30%, to $98.6 million. International retail revenues grew $8.3 million to $32.2 million, primarily driven by an increase in active patients. International wholesale revenues grew 24% to $60.2 million, driven by sales of flower and vapes in Germany and the U.K.

Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, and Adjusted EBITDA Margin is a non-GAAP financial ratio, and such measure and ratio do not have standardized definitions under GAAP. A reconciliation of the supplemental non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP is presented below and in Item 1, Note 25 — Segment reporting. The Company has provided the non-GAAP financial measure and ratio, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measure and ratio are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measure and ratio presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measure and ratio should not be considered superior to, as a substitute for or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented. The Company defines such non-GAAP financial measure and ratio as follows:

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, adjusted for share-based compensation expense and other adjustments related to restructuring costs, adult use campaign and political initiatives, as well as acquisition, transaction and other non-recurring costs.

“Adjusted EBITDA Margin” is defined as Adjusted EBITDA divided by total revenue.

	Three Months Ended
	June 30, 2026	June 30, 2025
Net income (loss)	$12,507	$(53,606)
Net loss from discontinued operations	31	(5,495)
Net income (loss) from continuing operations	12,476	(48,111)
Interest expense, net	27,566	25,554
(Benefit) provision for income taxes	(38,784)	31,841
Depreciation and amortization	48,612	49,164
Share-based compensation	10,271	8,477
Loss on impairment	41	(1,209)
Total other income, net	2,923	(1,829)
Other adjustments(1)	7,018	3,986
Adjusted EBITDA	$70,123	$67,873
Adjusted EBITDA Margin	21%	22%

(1) Other adjustments for the three months ended June 30, 2026 primarily include restructuring costs of $0.8 million, adult use campaign and political initiatives of $3.2 million as well as acquisition, transaction, and other non-recurring costs of $3 million. Other adjustments for the three months ended June 30, 2025 primarily include restructuring costs of $1.2 million, as well as acquisition, transaction, and other non-recurring costs of $2.8 million.

	Six months ended June 30,
	2026	2025
Net income (loss)	$82,290	$(113,850)
Net income (loss) from discontinued operations	(262)	(15,688)
Net income (loss) from continuing operations	82,552	(98,162)
Interest expense, net	52,881	50,627
Benefit (provision) for income taxes	(137,489)	65,493
Depreciation and amortization	96,467	97,993
Share-based compensation	19,935	13,101
Loss on impairment	41	2,486
Total other income, net	6,990	(4,832)
Other adjustments(1)	12,159	7,261
Adjusted EBITDA	$133,536	$133,967
Adjusted EBITDA Margin	20%	22%

 (1) Other adjustments for the six months ended June 30, 2026 primarily include  restructuring costs of $2.2 million, adult use campaign and political initiatives of $3.9 million as well as acquisition, transaction, and other non-recurring costs of $6.1 million. Other adjustments for the six months ended June 30, 2025 primarily include restructuring costs of $2.1 million, as well as acquisition, transaction, and other non-recurring costs of $5.2 million.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash flows from operations and, to a lesser extent, proceeds from asset sales and borrowings under our credit facilities. Our primary uses of cash are working capital requirements, capital expenditures, debt service and lease obligations. We expect that cash on hand together with anticipated cash flows from operations and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.

Working Capital

Working capital is defined as current assets minus current liabilities. As of June 30, 2026, we had positive working capital of $160.7 million compared to positive working capital of $154.3 million as of December 31, 2025. Cash and cash equivalents (including restricted cash) were $94.6 million and $89.2 million as of June 30, 2026 and December 31, 2025, respectively. The $5.4 million increase in working capital was driven primarily by increased inventory for new product launches and projected demand as well as increases in accounts receivable driven by higher quarter-end sales. These increases to working capital were partially offset by an increase in accrued interest driven by higher interest rates on the Senior Secured Notes - 2026 and an increase in the Company's bonus accrual.

Outstanding Debt Obligations

As of June 30, 2026, our material outstanding debt obligations were as follows:

Credit Facility	Outstanding Balance	Maturity Date
Senior Secured Notes – 2029	$500,000	February 18, 2029
Senior Secured Notes – 2027	43,494	December 17, 2027
Amended Needham LOC(1)	52,000	February 18, 2029
ABL Facility - EWB Note	12,000	August 25, 2026
Seller note payable	3,952	December 20, 2036
Other notes payable	7,820	Various
Total notes payable	$619,266

(1) In connection with the completion of the private placement of $500 million of Senior Secured Notes due February 18, 2029 (the "Senior Secured Notes – 2029"), the maturity date of the Amended Needham LOC was extended to February 18, 2029. See Note 16 - Notes payable

Cash Flows

The following table summarizes our sources and uses of cash for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
	2026	2025
Operating activities:
Continuing operations	$50,305	$57,565
Discontinued operations	(61)	(10,588)
Net cash provided by operating activities	$50,244	$46,977
Investing activities:
Continuing operations	$(33,815)	$(33,264)
Discontinued operations	—	(538)
Net cash used in investing activities	$(33,815)	$(33,802)
Financing activities:
Continuing operations	$(10,647)	$(18,823)
Discontinued operations	—	—
Net cash used in financing activities	(10,647)	(18,823)
Net (decrease) increase in cash	$5,782	$(5,648)

Net cash provided by operating activities increased $3.3 million to $50.2 million. Cash from continuing operations of $50.3 million was driven by income from operations and partially offset by cash interest payments on debt and lease obligations.

Net cash used in investing activities was $33.8 million for both the six months ended June 30, 2026 and 2025. Investing cash outflows in both periods were primarily driven by increase PPE expenditures supporting our global expansion and operational efficiency initiatives.

Net cash used in financing activities decreased $8.2 million to $10.6 million. Cash outflows were driven primarily by payment of Senior Secured Notes, cash settlement of Four20 NCI and withholding to cover shares for PSU/RSU shares, partially offset by draw activity.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2026:

	Notes	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Notes payable (principal)	16	$619,270	$43,790	$570,027	$2,392	$3,061
Notes payable (interest)	16	169,516	65,713	103,086	364	353
Operating lease obligations	11	179,499	$15,897	62,198	48,386	53,018
Finance lease obligations	11	268,486	$15,870	64,683	63,895	124,038
Financial obligations — failed sale-leasebacks	12	344,343	16,670	62,847	59,956	204,870
Contingent consideration	4, 27	3,879	—	3,879	—	—
Deferred consideration	4	16,360	16,235	125	—	—
Litigation settlements(1)	26	4,296	—	—	—	—
Uncertain tax positions(1)	23	468,485	—	—	—	—
Total contractual obligations		$2,074,134	$174,175	$866,845	$174,993	$385,340

(1) Excluded from aging columns due to uncertainty regarding timing of settlement.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Changes in or Adoption of Accounting Practices

We have implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the accompanying Consolidated Financial Statements have been excluded. See discussion under Item 1, Note 3 – Significant accounting policies.

Future Capital Offerings

On February 3, 2025, we filed a final short-form base shelf prospectus in Canada (the "Base Shelf Prospectus") and, on February 5, 2025, we filed the Base Shelf Prospectus on a Form F-10 registration statement (File No. 333-284710) (the "Registration Statement") with the SEC under the U.S./Canada Multijurisdictional Disclosure System ("MJDS"), allowing us to offer up to $1 billion of securities (including SVS, debt securities, subscription receipts, warrants and units) from time to time during the 25-month period of effectiveness (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or the Registration Statement. Upon our transition from complying with MJDS requirements as a foreign private issuer to complying with U.S. domestic issuer requirements, we expect to file future shelf registration statements on applicable domestic filer forms.

Normal Course Issuer Bid

On April 16, 2026, our board of directors authorized, and the TSX approved, a NCIB to repurchase up to 11,462,943 SVS over a 12-month period ending April 19, 2027, representing approximately 10% of the “Public Float” (as defined in the TSX Company Manual) of the Company’s SVS as at April 14, 2026. Under the NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 70,046 SVS, representing 25% of the average daily trading volume of 280,186 SVS, as calculated per the TSX rules for the six-month period ended on March 31, 2026. This program provides us with a disciplined mechanism to return value to our shareholders and reflects our confidence in the intrinsic value of the Company. By executing repurchases at prevailing market prices, we are leveraging our available funds to optimize capital allocation and reduce share dilution. Purchases commenced in May 2026. As of June 30, 2026, we had repurchased 93,363 SVS under the bid, leaving 11,369,580 SVS available for repurchase. Securityholders of the Company may obtain a copy of the Form 12 – Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX in connection with the NCIB, without charge, by contacting the secretary of the Company at ir@curaleaf.com.

Reverse Stock Split

On June 5, 2026, the Company effected a 1-for-3 reverse stock split of its issued and outstanding SVS and MVS. The reverse stock split reduced the number of issued and outstanding shares of the Company’s SVS and MVS on a proportionate basis and did not affect any shareholder’s percentage ownership interest in the Company, except for adjustments resulting from the treatment of fractional shares. Share amounts, per share amounts, voting rights and equity award information presented in these consolidated financial statements and accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

Critical accounting policies, judgments and estimates

The preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The critical accounting estimates that we believe affect our more significant judgments and estimates used in the preparation of our Condensed Consolidated Financial Statements presented in this Quarterly Report on Form 10-Q are described under Critical Accounting Policies and Estimates included in the section titled ‘Management's Discussion and Analysis of Financial Condition and Results of Operations’ in Part II, Item 7 of the 2025 Annual Report on Form 10-K. There have been no material changes to our critical accounting policies or estimates from those set forth in our Annual Report on Form 10-K.